Exhibit 97.1
QuidelOrtho Corporation

Amended and Restated
Clawback Policy
1.PURPOSE
QuidelOrtho Corporation (the “Company”) is committed to conducting business with integrity, in accordance with high ethical standards and in compliance with all applicable laws, rules and regulations, including those regarding the presentation of the Company’s financial information to the public. As a result, the Board of Directors of the Company (the “Board”) has adopted this Clawback Policy (as amended from time to time, this “Policy”) effective as of the Effective Date. This Policy replaces in its entirety the Company’s prior Clawback Policy dated May 27, 2022 (the “Prior Policy”). Notwithstanding the foregoing, this Policy shall not affect any remedies or rights of recoupment that may become available to the Company under the Prior Policy with respect to any incentive compensation (or any portion thereof) that (i) was made, granted or Received prior to the Effective Date and (ii) is not recoverable under this Policy.
2.ADMINISTRATION
This Policy is administered by the Compensation Committee of the Board (the “Committee”) and is intended to comply with, and as applicable to be administered and interpreted consistent with, Listing Rule 5608 adopted by the Nasdaq Stock Market to implement Rule 10D-1 under the Securities Exchange Act of 1934, as amended (collectively, “Rule 10D-1”). Except as limited by law, the Committee has full power and authority to apply this Policy. Any determinations made by the Committee will be final, conclusive and binding on all affected individuals.
The Board or Committee may amend, modify or terminate this Policy in whole or in part at any time in its sole discretion and may adopt such rules and procedures that it deems necessary or appropriate to implement this Policy or to comply with applicable laws and regulations.
3.CLAWBACK TRIGGERS
In the event that the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws (including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (other than corrections resulting from changes to accounting standards)), the Company will recover on a reasonably prompt basis the amount of any Incentive-Based Compensation Received by a Covered Executive during the Recovery Period that exceeds the amount that otherwise would have been Received based upon the restated financial statements.
If the Committee determines the amount of Incentive-Based Compensation Received by a Covered Executive during a Recovery Period exceeds the amount that would have been Received if determined or calculated based on the Company’s restated financial results, such excess amount of Incentive-Based Compensation shall be subject to recoupment by the Company pursuant to this Policy. For Incentive-Based Compensation based on stock price or total shareholder return, the Committee will determine the amount based on a reasonable estimate of the effect of the accounting restatement on the relevant stock price or total shareholder return. In all cases, the calculation of the excess amount of Incentive-Based Compensation to be recovered will be determined on a pre-tax basis.
The Company shall enforce any recovery pursuant to this Policy by requiring payment of such amount(s) to the Company, by set-off, by reducing future compensation, or by all legal means or combination of means available as the Committee determines appropriate. Any right of recoupment or recovery under this Policy shall apply irrespective of whether the Covered Executive is an employee of the Company at such time. The Company need not recover the excess amount of Incentive-Based Compensation if and to the extent that the Committee determines that such recovery is impracticable and not required under Rule 10D-1, including if the Committee determines that the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered after making a reasonable attempt to recover such amounts, or recovery would impact the qualified status of a tax-qualified retirement plan. No recovery of compensation under this Policy will be an event giving rise to a right to resign for “good reason” or be deemed a “constructive termination” (or any similar term) as such terms are used in any agreement between any Covered Executive and the Company.
4.DEFINITIONS
1.     “Covered Executives” means any executive officer of the Company as defined in accordance with Rule 10D-1 under the Securities Exchange Act of 1934, as amended.
2.     “Financial Reporting Measure” is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measure derived wholly or in part from such a measure, and (ii) any measure based in whole or in part on the Company’s stock price or total shareholder return.
3.    “Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part on the Company’s attainment of any Financial Reporting Measure, including annual bonuses and other short- and long-term cash, equity and equity-based incentive awards, that was Received by a person (i) on or after October 2, 2023 and after the person began service as a Covered Executive, and (ii) who served as a Covered Executive at any time during the performance period for the Incentive-Based Compensation. Incentive-Based Compensation is deemed to be “Received” in the fiscal period during which the relevant financial reporting measure is attained, regardless of when the compensation is actually paid or awarded.
4.    “Recovery Period” means the three completed fiscal years immediately preceding the date that the Company is required to prepare the accounting restatement described in this Policy and any “transition period” as prescribed under Rule 10D-1.
5.NOT EXCLUSIVE
Any right of recoupment or recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights that may be available to the Company, including (i) pursuant to the terms of any Company plan or policy or any agreement with the Covered Executive, (ii) disciplinary action up to and including termination, and (iii) any other legal remedies available to the Company (including Section 304 of the Sarbanes-Oxley Act of 2002); provided that the Company shall not recoup amounts pursuant to such other plan, policy, agreement, remedies or rights to the extent it is recovered pursuant to this Policy).
6.NO INDEMNIFICATION
The Company will not indemnify any Covered Executive against any loss pursuant to this Policy, nor will the Company pay or agree to pay any insurance premium to cover any loss hereunder.

Effective Date: October 2, 2023
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